================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

                  Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934

                                 Amendment No. 3

                                   CDNOW, INC.
                            (Name of Subject Company)

                             BINC ACQUISITION CORP.
                                BERTELSMANN INC.
                                 BERTELSMANN AG
                                   (Offerors)
                           ---------------------------

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                           ---------------------------

                                     125086
                      (CUSIP Number of Class of Securities)

                                Robert Sorrentino
                      President and Chief Executive Officer
                                Bertelsmann, Inc.
                                  1540 Broadway
                            New York, New York 10036
                            Telephone: (212) 782-1000
                     (Name, address and telephone number of
                    person authorized to receive notices and
                  communications on behalf of filing persons)
                           ---------------------------

                                    Copy to:
                              Christopher J. Mayer
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Telephone: 212-450-4000

                            CALCULATION OF FILING FEE

                 Transaction Valuation*     Amount of Filing Fee**
                        $99,006,737               $19,801
                =========================   =====================

* Calculated by (i) multiplying $3.00, the per share tender offer price, by 32,961,610, the sum of the number of shares of Common Stock sought in the Offer, plus (ii) payments to holders of options with an exercise price less than $3.00 in an amount per option equal to the difference between
    (a) $3.00 and (b) the applicable exercise price, based on (A) 102,400 outstanding options with an average weighted exercise price of $2.94 per share and (B) 69,319 outstanding options with an average weighted exercise price of $1.33 per share.

**  Calculated as 1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid:   $19,801      Filing party: BINC Acquisition Corp.
    Form or Registration No.: Schedule TO  Date Filed:   July 26, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

       |X| third-party tender offer subject to Rule 14d-1. |_| issuer tender offer subject to Rule 13e-4.
       |_| going-private transaction subject to Rule 13e-3. |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

                         AMENDMENT NO. 3 TO SCHEDULE TO


      This Amendment No. 3, the final amendment to the Tender Offer Statement on Schedule TO, amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 26, 2000, as amended by Amendment No. 1 filed on August 18, 2000 and Amendment No. 2 filed on August 22, 2000 (as amended, the "Schedule TO") by BINC Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Bertelsmann, Inc., a Delaware corporation ("Parent") and a wholly owned subsidiary of Bertelsmann AG, a German corporation (Bertelsmann AG"), to purchase all of the outstanding shares of common stock, no par value (the "Shares"), of CDnow, Inc. (the "Company") for a price of $3.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 26, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) , respectively, to the Schedule TO. The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

      Items 1, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

      "The Offer expired at midnight, New York City time, on Tuesday, August 22, 2000. Based upon a preliminary count from the Depositary, as of midnight, New York City time, August 22, 2000, approximately 25,757,825 Shares had been tendered pursuant to the Offer and not withdrawn (including Shares tendered pursuant to a guarantee of delivery), which represents 78.1% of the outstanding Shares. Parent has accepted such tendered Shares for payment. Payment for Shares accepted for payment is expected to be made promptly.

      Parent intends to convert approximately $10,000,000 of the $30,965,754 outstanding under the Convertible Loan Agreement into Shares pursuant to the conversion provisions of the Convertible Loan Agreement. Upon conversion, Parent will receive approximately 6.7 million Shares, which together with the Shares tendered for payment, will equal approximately 32,457,825 Shares, or approximately 81.7% of the Shares outstanding after giving effect to the conversion.

      Parent intends to proceed promptly to effect the proposed Merger of Purchaser into the Company."

      Item 12 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended by adding thereto the following:

      (d) (12)    Text of Press Release issued by Parent on August 23, 2000.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.



Dated: August 23, 2000               BINC ACQUISITION CORP.


                                     By: /s/ Jacqueline Chasey
                                         ------------------------------------
                                         Name:  Jacqueline Chasey
                                         Title: Secretary


                                     BERTELSMANN, INC.


                                     By: /s/ Jacqueline Chasey
                                         ------------------------------------
                                         Name:  Jacqueline Chasey
                                         Title: Assistant Secretary


                                     BERTELSMANN AG


                                     By: /s/ Dr. Siegfried Luther
                                         ------------------------------------
                                         Name:  Dr. Siegfried Luther
                                         Title: Member of the Executive Board

                                  EXHIBIT INDEX


--------------------------------------------------------------------------------

       (a)(1)          Offer to Purchase dated July 26, 2000.*
       (a)(2)          Letter of Transmittal.*
       (a)(3)          Notice of Guaranteed Delivery.*
       (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
       (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                       Nominees.*
       (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
       (a)(7)          Summary Advertisement dated July 26, 2000.*
       (d)(1) Agreement and Plan of Merger dated as of July 19, 2000 among Bertelsmann, the Company, and Purchaser.*
       (d)(2) Shareholder Agreement dated as of July 19, 2000 between Bertelsmann, and Jason Olim and Matthew Olim.*
       (d)(3) Convertible Loan Agreement dated as of July 19, 2000 among the Company, as Borrower, and Bertelsmann, as Lender.*
       (d)(4) Guarantee and Collateral Agreement dated as of July 19, 2000 among the Company and certain of its Subsidiaries in favor of Bertelsmann, as Security Agent.*
       (d)(5)          Registration Rights Agreement dated as of July 19, 2000
                       between the Company and Bertelsmann.*
       (d)(6)          Confidentiality Agreement dated as of June 15, 2000
                       between the Company and Bertelsmann AG.*
       (d)(7) Commerzbank Aktiengesellschaft and Four Winds Funding Corporation Letter Agreement, between Bertelsmann, Inc., Commerzbank AG and Four Winds Funding Corporation, as amended and restated, dated June 29, 1990.*
       (d)(8) Deutsche Bank Aktiengesellschaft Letter Agreement between Bertelsmann, Inc. and Deutsche Bank AG, dated February 26, 1987, including amendments 1-13.*
       (d)(9) Bayerische Landesbank Girozentrale Revolving Credit Agreement between Bertelsmann, Inc. and Bayerische Landesbank Girozentrale dated July 15, 1993 including amendments.*
       (d)(10)         Press release issued by Bertelsmann AG dated August 18,
                       2000.*
       (d)(11)         Press release issued by Parent dated August 21, 2000.*
       (d)(12)         Press release issued by Parent dated August 23, 2000.

-----------------------
*     Previously filed.